SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: United Natural Foods, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[The letter below was circulated to shareholders by the International Brotherhood of Teamsters.]

Dec. 12, 2019.

 Dear Shareholder:

United Natural Foods Inc. (NYSE:UNFI) reported yet another earnings miss yesterday triggering a 28% stock collapse. Since the announcement of the company’s acquisition of Supervalu in July 2018, UNFI shareholders have suffered an 82% loss in stock value as of yesterday’s close, and seen more than $700 million in goodwill written down. Shares are down 91% and 73% over the past 5, and 10 year periods, respectively.

 Surprisingly, ISS is recommending a vote for both Heffernan and the company’s “Say-on-Pay”. Critically, the proxy advisory firm’s analysis fails to get to grips with this disastrous performance and inexplicably gives the board a free pass on lucrative pay raises for executives and use of positive discretion to increase bonus payouts.

For investors, the salient point is that while UNFI paid $1.3 billion – representing a 67% premium - to Supervalu shareholders (plus $1.6 billion in assumed liabilities), to go from a $2.2 billion market cap company to one with a current trading value of less than $0.4 billion, the board has taken numerous steps to cushion the financial blow to top executives. As we detailed in our earlier shareholder letter, available at https://www.sec.gov/Archives/edgar/data/919788/000091978819000012/unfiltr.htm, these measures included:

•      Adjusting the metrics used to determine the CEO’s bonus in a way that doubled the payout for CEO Spinner;

•      Increasing the CEO and COO’s target pay by 63% and 144% respectively; and

•      Eliminating the gateway EPS requirement from the vesting of the CEO’s Special 2017 PSU award of which almost half would have otherwise been forfeited.

Please send a message to the board that this is unacceptable by voting AGAINST UNFI’s Say on Pay proposal and the reelection of Compensation Committee chair and former lead director, Heffernan. The company’s shareholder meeting is next Wednesday, December 18, 2019.

For more information, please contact Carin Zelenko at czelenko@teamster.org or 202-624-6899.

This is not a solicitation of your authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.